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                                   EXHIBIT 3

                    JOINT PRESS RELEASE, DATED JULY 30, 1997



                                       Contact: FOR FUJITSU
                                                Korendo Shiotsuki
                                                General Manager, NY Office
                                                       or
                                                Sitrick And Company
                                                Michael Sitrick
                                                Donna Walters
                                                (415) 268-7352

                                                FOR AMDAHL
                                                William Stewart
                                                Vice President, Public Relations
                                                (408) 746-6076

          FUJITSU AGREES TO PURCHASE ALL OUTSTANDING SHARES OF AMDAHL

        TOKYO, JAPAN & SUNNYVALE, CA, U.S.A. -- JULY 30, 1997 -- Fujitsu, Ltd. (TSE: 6702) and Amdahl Corp. [AMEX: AMH] today announced that, pursuant to a definitive merger agreement, Fujitsu will purchase for $12.00 per share in cash all outstanding shares of Amdahl stock not currently owned by Fujitsu for an aggregate of approximately $850 million. The merger agreement was unanimously approved by the Amdahl directors who are unaffiliated with Fujitsu.

        The agreement provides that Fujitsu will commence a tender offer by Tuesday, August 5, 1997. The tender offer is scheduled to expire at 5:00 p.m. EDT, Friday, September 5, 1997, unless extended. Pursuant to the merger agreement, if the tender offer is consummated, Fujitsu will be obligated to acquire any remaining Amdahl shares in a cash merger at the same price as the tender offer. Fujitsu currently owns approximately 42 percent of Amdahl's shares. The tender offer is subject to several conditions, including the tender of a minimum number of shares that, when added to Fujitsu's existing 42 percent stake, will represent 51 percent of the outstanding Amdahl shares, and other customary conditions.

        According to Fujitsu, the Amdahl name and management team will be retained. Although
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Amdahl would be a wholly owned subsidiary of Fujitsu, no external changes in relationships and dealings with customers are anticipated and there will be essentially no reduction in employment levels as a result of the acquisition.

        The purchase of the outstanding shares will consummate the historic ties between Fujitsu and Amdahl that began 25 years ago when Fujitsu made its initial investment in Amdahl. Since that initial investment in 1972, Fujitsu has continued to strengthen its ties with Amdahl and the two companies have benefitted from the sharing of technological advances.

        In 1995 and 1996, Amdahl acquired two new subsidiaries -- DMR and Trecom -- and has focused its business operations to become a global-solutions company, providing information processing systems, software and services. In 1996, these services and support businesses contributed about half of Amdahl's annual revenue, and this year these businesses are expected to contribute about 60% of Amdahl's revenue. This transition to a global-solutions company will be further accelerated by Amdahl's access to Fujitsu's technology and capital resources, as well as its global presence.

        During more than two decades of cooperation, Fujitsu and Amdahl have jointly developed "mission-critical" servers, storage and peripheral technologies for the U.S. and worldwide markets.

        Tadashi Sekizawa, president and representative director of Fujitsu said, "We are pleased to further our long-standing, mutually beneficial relationship with Amdahl. This acquisition represents a strong affirmation by Fujitsu of its commitment to the enterprise server and storage business and to Amdahl's extensive customer base. This combination will enhance Fujitsu's presence in the U.S. and Europe, particularly in the high-growth areas of information technology
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products and services for the telecommunications, financial services and transportation industries, among others. With the resources available to it as a part of the Fujitsu group, Amdahl will be able to further enhance the development and marketing of its hardware and software and services for the global market.

        "We also see this transaction as an opportunity for Fujitsu to significantly extend its solutions-oriented business in the United States and Europe," Mr. Sekizawa continued, "in addition to its current presence in this market arena in Asia, the Pacific Rim and Europe. The addition of Amdahl to other companies within the Fujitsu group, such as ICL, Fujitsu's European affiliate, significantly expands Fujitsu's role in the worldwide market for the full range of information technology solutions."

        Early on in the relationship, Fujitsu helped create Amdahl's mainframe computer business. Amdahl is now a leading provider of large enterprise servers in the United States.

        Mr. Sekizawa said, "Additionally, we believe that the global market for Amdahl's 'mission critical' servers and storage will continue to be an important part of the computer industry. With the combined resources this transaction will produce, Fujitsu and Amdahl will enhance their role as a vital and successful force in the market for enterprise systems."

        John C. Lewis, chairman and chief executive officer of Amdahl, said, "In recent years, Amdahl's strategy has been to blend hardware, software, and services to provide customers with complete information technology solutions to business requirements. Becoming part of Fujitsu's family of companies is the best way to ensure that Amdahl has the products, the service capabilities and the financial resources needed to successfully pursue that strategy and more fully meet customer needs."
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        Mr. Lewis noted that the computing industry is undergoing significant changes, with shorter product cycles requiring healthy investments in research and development. At the same time, declining product prices are making it necessary for companies to generate greater volumes of business to fund that R&D and pursue new business opportunities.

        "In short," he said, "both our capital requirements and the need to expand our marketing reach are growing and this merger will give us the financial staying power, the access to superior technologies and the greater global presence we need to effectively compete in today's changing marketplace."

        The Amdahl Board of Directors was represented by Morgan Stanley. Fujitsu is being advised by Lehman Brothers who will also act as Dealer Manager for the tender offer.

        Fujitsu, which was founded in 1935, had sales of more than $36 billion in 1996. It is the world's second-largest computer maker and solutions provider, as well as a leader in the manufacture of telecommunications equipment, semiconductors and other electronic devices. From its headquarters in Tokyo, Fujitsu operates more than 440 consolidated subsidiaries. Its U.S. operations include four manufacturing plants, in California, Oregon and Texas. The company employs 165,000 people worldwide.

        Amdahl Corp., based in Sunnyvale, Calif., was founded in 1970. Amdahl had revenues last year of $1.63 billion, two-thirds of which came from information processing and software and the remainder from the sale of computer hardware, including large-scale mainframe computers, mid-range servers and data storage devices. Amdahl has 9,800 employees, worldwide.

        Statements made in this news release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions for the future are forward-looking statements that involve risk
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and uncertainties.  It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. In addition to the factors set forth above, other important factors that could cause actual results to differ materially include, but are not limited to, projected financial results and industry-wide market factors.




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